Exhibit C – SeaRasa CF SPV, LLC Operating Agreement

LIMITED LIABILITY COMPANY AGREEMENT

OF

SEARASA CF SPV, LLC

This Limited Liability Company Agreement (this "Agreement") of SeaRasa CF SPV, LLC, a Delaware limited liability company (the "Company"), dated _____, 2024 ("Effective Date"), is entered into by and among the Company, SeaRasa Innovations Inc., a Delaware corporation (the "Manager"), and those Members as set forth on the Members Schedule (as defined below), and all other Persons who become parties hereto as Members in accordance with the terms hereof.

RECITALS

WHEREAS, the Company is being formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act").

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of securities (the "Securities") issued by SeaRasa Innovations Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company.

WHEREAS, it is the intent of the Company to issue Units that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Manager to the Company pursuant to Regulation Crowdfunding.

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Capitalized terms that are not otherwise defined in this Agreement have the following meanings:

"Act" means the Limited Liability Company Act of the State of Delaware, as may be amended on one or more occasions.

"Affiliate" means any Person directly or indirectly controlling, controlled by, or under common control with another Person. "Control," "controlled" and "controlling" means the power to direct or cause the direction of the management and policies of a Person and shall be deemed to exist if any Person directly or indirectly owns, controls, or holds the power to vote fifty percent (50%) or more of the voting securities of such other Person.

"Business Day" means any day other than a Saturday or a Sunday or a day on which commercial banking institutions in Delaware are authorized or obligated by law or executive order to be closed.

"Capital Account" of a Member means the capital account maintained for the Member in accordance with Section 3.2.

"Cause" means any of the following: (i) the future conviction of, or entering of a plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor or other similar crime involving moral turpitude, (ii) the continued breach of any obligations hereunder or under any other written agreement or covenant with the Company or any of its Affiliates after receipt of written notice and a 20-day opportunity to cure, (iii) the intentional or negligent breach of any material provision of any engagement agreement with the Company or any material misconduct of the respective Member, or (iv) or some other event, the occurrence of which reasonably justifies the immediate expulsion of that Member.

"Certificate" means the Certificate of Formation filed with the Delaware Secretary of State to organize the Company as a limited liability company, including any amendments.

"Change of Control" means (i) the sale or exclusive license of all or substantially all of the assets of the Company, (ii) the merger by the Company with or into any other Person or (iii) the Company or the Members consummate a transaction that results in more than 50% of the Company's Units being owned by Persons who or which were not holders of Units immediately prior to such consummation.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. All references herein to sections of the Code shall include any corresponding provision(s) of succeeding law.

"Confidential Information" means information or material proprietary to the Company or proprietary to others and entrusted to the Company, whether written or oral, tangible or intangible, that a Member or Manager (or a Member's or Manager's Representative) obtains knowledge of through or as a result of the Member's or Manager's activities (or the activities of a Member's or Manager's Representative) on behalf of the Company. Confidential Information may include, among other things, any data, know-how, trade secrets, designs, plans, drawings, specifications, reports, investors, companies, assets, customer and supplier lists, pricing information, and marketing techniques and materials, whether related to the Company's past, present, or future business activities, research or development, or products or services, or the identities of other Members.

"Covered Person" means each (i) Member; (ii) officer, director, shareholder, partner, member, Affiliate, employee, agent, or representative of a Member, and each of their controlling Affiliates; and (iii) each Manager, officer, employee, agent, or representative of the Company.

"Fair Market Value" means the purchase price of the Units mutually agreed to between the buyer and the seller, and the buyer and seller shall confer in good faith during the 30-day period following the event giving rise to the option to purchase the Units to reach an agreement as to the purchase price of the Units. If the buyer and seller cannot agree on the purchase price for the Units within such 30-day period, then during the 15-day period following the 30-day period, the buyer and seller shall mutually select a qualified independent appraiser with experience valuing interests in closely-held business to determine the "Fair Market Value" of the Units. In valuing the Units to be purchased and sold hereunder: (a) the valuation shall be made as of the last day of the month preceding the date on which the first appraiser is selected; (b) the Company shall be valued as a going concern; and (c) the valuation shall take into account customary discounts for lack of control, lack of marketability, and other customary discounts.

"Loss" means, for any given tax year, the Company's loss for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Manager" means those Persons hereafter elected as a Manager of the Company as provided in this Agreement, but does not include any Person that subsequently ceases to be a Manager pursuant to the provisions of this Agreement. In the case of any Manager that is not a natural person, references herein to the Manager shall include and mean such Person acting by and through the duly authorized officers, directors, members, or managers (as appropriate) of such Person. If there is more than one Manager of the Company, any reference to the "Manager" in this Agreement (or any pronouns referring to the Manager) shall be understood to refer to the Managers.

"Member" means an initial member of the Company and any Person who is subsequently admitted as an additional or substitute member of the Company pursuant to the terms of this Agreement.

"Membership Interest" or "Interest" means a Member's percentage interest in the Company, consisting of the Member's right to share in Profits, receive distributions, participate in the Company's governance, approve the Company's acts, participate in the designation and removal of a Manager, and receive information pertaining to the Company's affairs. The Membership Interests of the Company shall be divided into Units. Changes in ownership of the Units after the date of this Agreement, including those necessitated by the admission and dissociation of Members, will be reflected in the Company's records. The allocation of the Units and the Membership Interests reflected in the Company's records from time to time is presumed to be correct for all purposes of this Agreement and the Act. Except as expressly provided otherwise herein, with respect to the interest of a Transferee, "Interest" or "Membership Interest" means a Transferee's percentage interest in distributions from the Company; *provided* that nothing in this sentence shall be interpreted to grant to a Transferee the right to vote on or otherwise participate in any matter as a Member hereunder other than the right to receive distributions as set forth in Section 4.4.

"Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity.

"Profit" means, with respect to any given tax year, the Company's income for such tax year, as determined in accordance with accounting principles appropriate to the Company's method of accounting and consistently applied.

"Subscription Agreement" means that certain Subscription Agreement in such form(s) as the Manager may from time to time determine, as completed and executed by such Person and delivered by such Person to the Company, pursuant to which such Person (a) subscribes for Units by agreeing to contribute capital in such amount(s), at such time(s) and otherwise in such manner as may be set forth therein, and (b) agrees to be bound by this Agreement as a Member.

"Transfer" means, with respect to a membership interest, the sale, assignment, transfer, other disposition, pledge, hypothecation or other encumbrance, whether direct or indirect, voluntary, involuntary or by operation of law, and whether or not for value, of that membership interest. Transfer includes any transfer by gift, devise, intestate succession, sale, operation of law, upon the termination of a trust, as a result of or in connection with any property settlement or judgment incident to a divorce, dissolution of marriage or separation, by decree of distribution or other court order or otherwise.

"Transferee" means a Person who acquires any Units by Transfer from a Member or another Transferee and is not admitted as a Member in accordance with this Agreement. Notwithstanding anything herein to the contrary, a Transferee shall not have the rights of a Member, other than the right to receive distributions as set forth herein.

"Treasury Regulations" means the income tax regulations promulgated under the Code, as modified and supplemented or superseded. Where a specific Treasury Regulation is referenced, the reference extends to any successor regulation of similar scope, whether or not denominated by the same section number or heading.

"Unit" means a portion of the Membership Interests of the Company. All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

ARTICLE 2
FORMATION OF LIMITED LIABILITY COMPANY

2.1.   Creation. The Company was formed pursuant to and is governed by the Act.

2.2.   Registered Agent. The initial registered agent is as set forth in the Certificate. The Manager may change the registered agent on one or more occasions.

2.3.   Names and Addresses of Members. The full names and street addresses of the Members of the Company will be recorded and tracked on a ledger in the books and records of the Company (the "Members Schedule"). The Manager shall update the Members Schedule upon the issuance or Transfer of any Units in accordance with this Agreement.

2.4.   Business Purpose. The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto. If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

2.5.   Period of Duration. The Company will remain in existence until the Company is dissolved. If a Member dies, resigns, is expelled, becomes bankrupt, dissolves, or has the Member's membership in the Company otherwise terminated, the Company will continue its operations and no dissolution of the Company will take place until it is otherwise dissolved.

2.6.   Units. Each Unit has the rights and obligations specified in this Agreement, as it may be amended from time to time. The Company shall maintain the Members Schedule and the amount of Units held by the Members.

2.7.   Membership Certificates. The Company shall not issue certificates evidencing Units to Members of the Company, unless otherwise determined by the Manager in its sole and absolute discretion.

2.8.   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 2.4 shall be paid solely by the Crowdfunding Issuer.

ARTICLE 3
MEMBERS, CAPITALIZATION, ADDITIONAL FINANCING, VOTING

3.1.   Members' Contributions; Issuance and Sale of Units.

(a)   Each Member purchasing Units through a Subscription Agreement shall make payment of the Purchase Price (as defined in the Subscription Agreement) to the Company in accordance with this Agreement and the terms and conditions of each such Member's respective Subscription Agreement. In connection with the making of such Purchase Price, each Member shall have executed and delivered such instruments and shall have taken such actions as the Manager shall deem necessary or desirable

to effect such admission, including, without limitation, the execution of a Subscription Agreement and a counterpart of this Agreement.

(b)   The Manager is authorized to cause the Company to offer, sell and issue Units on an ongoing basis, and to admit Persons as Members, in one or more closings at such time(s) as the Manager may determine, except that the Manager may not cause the Company to offer, sell, or issue Units in the Company in a manner inconsistent with this Agreement or to any Person who has failed to execute a Subscription Agreement or other document under which such Person has agreed to be bound by the provisions of this Agreement as a Member of the Company.

(c)   A Person who has been admitted as a Member and who wishes to make an additional capital contribution not required to be made under such Person's Subscription Agreement may do so only upon the approval of the Manager. The Manager may withhold such approval in its sole and absolute discretion.

3.2.   <u>Capital Accounts</u>. The Company will maintain a Capital Account for each Member in accordance with the provisions of Treasury Regulations § 1.704-1(b)(2)(iv). Without limiting the foregoing, the provisions of Treasury Regulations §§ 1.704-1(b)(2)(iv)(d) and (g) related to the treatment of property contributed to a company by a Member and any other provision required by the Treasury Regulation are incorporated in this Agreement. For clarification, Capital Accounts will be increased by: (a) the amount of any money the Member contributes to the Company's capital; (b) the Fair Market Value of any property the Member contributes to the Company's capital, net of liabilities the Company assumes or to which the property is subject; and (c) the Member's share of Profits and any separately stated items of income or gain; and decreased by: (x) the amount of any money the Company distributes to the Member; (y) the Fair Market Value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the property is subject; and (z) the Member's share of Losses and any separately stated items of deduction or loss.

3.3.   <u>Failure to Contribute Required Capital</u>. If, after agreeing to make a capital contribution with the Company as allowed in Section 3.1, a Member fails to timely provide the capital contribution by the time agreed upon, the Company may take such action as it deems necessary, including instituting a court proceeding to obtain payment, canceling the delinquent Member's Units allocated to the Member for the capital contribution, or exercising any other right or remedy available at law or equity.

3.4.   <u>Return of Capital Contributions</u>. Except as expressly provided herein, each Member agrees not to withdraw as a Member of the Company and no Member shall be entitled to the return of any part of his, her or its capital contributions or to be paid interest in respect to either his, her or its capital contributions.

3.5.   <u>Voting</u>. The Securities do not provide the holders thereof a right to vote. As such, except as required by a non-waivable provision of the Act, the Members are not entitled to vote on, consent to, or approve any matters as a result of their ownership of Units or otherwise.

3.6.   <u>Withdrawal or Resignation of a Member</u>. No Member may withdraw or resign from the Company as a Member except with the prior written consent of the Manager, which consent may be given or withheld, conditioned or delayed in the Manager's sole discretion. In the event of a permitted withdrawal or resignation, a withdrawing Member will not be entitled to a return of his, her or its capital contribution and will acquire the status of a Transferee.

3.7.   <u>Expulsion of a Member</u>. A Member may be expelled from the Company by the Manager for Cause.

3.8.   <u>Admission of Additional Members</u>. Subject to compliance with applicable law, the

Manager may admit additional Members to the Company from time to time, in accordance with Section 7.3 below, upon such terms and conditionsas it may determine in its sole discretion, and any such additional Members shall be granted Units and may participate in the management, Profits and Losses, and other terms as the Managermay fix.

3.9. <u>Other Activities of Members; Business Opportunities</u>. Each Member and such Member's Affiliates may, subject to performing any of his, her, or its obligations set out in this Agreement, engage in any other activities, ventures, or businesses, regardless of whether those activities, ventures, or businesses are similar to or competitive with the business of the Company. None of the Members nor any of their Affiliates shall be obligated to account to the Company or to any other Member for any profits or income earned or derived from such other activities, ventures or businesses.

ARTICLE 4
ALLOCATIONS, PROFITS AND LOSSES, AND DISTRIBUTIONS

4.1. <u>Allocation of Profits and Losses</u>. After giving effect to the special allocations contained in Section 4.2 and any others required to be made by the Code or the Regulations, Profits and Losses for each tax year shall be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation is, as nearly as possible equal to the distributions that would be made to such Member pursuant to Section 4.4.

4.2. <u>Special Allocations</u>. Notwithstanding anything to the contrary contained herein, the following special allocations shall be made if the circumstances require.

(a) <u>Qualified Income Offset</u>. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Treasury Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations.

(b) <u>Minimum Gain Chargeback</u>. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This article is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

(c) <u>Section 704(c) Allocation</u>. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated between the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Regulations.

(d) <u>Member Nonrecourse Deductions</u>. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

(e) <u>Adjustments for Special Allocations</u>. If the special allocations result in Capital Account balances that are different from the Capital Account balances the Members would have had if the

special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

4.3.   Liability of Members. Except as otherwise provided in the Act, by applicable law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or of any Company subsidiaries or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

4.4.   Distributions. In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Units on a one-to-one basis as if the holders of the Units held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Units. Notwithstanding any provision to the contrary in this Agreement, the Company shall not make any distributions to Members if such distribution would violate the Act or other applicable law.

4.5.   Withholding. The Company may withhold amounts from distributions to the extent required by law. If the Company fails to withhold amounts from distributions as required by law, a Member shall return to the Company the amount that should have been withheld promptly after written notice from the Company.

4.6.   Substantial Economic Effect. The various provisions of this Article 4 are intended and will be construed to ensure that the allocations of the Company's income, gain, losses, deductions, and credits have substantial economic effect under the Treasury Regulations promulgated under Section 704(b) of the Code.

ARTICLE 5
ACCOUNTING AND OTHER FINANCIAL MATTERS

5.1.   Accounting Methods; Fiscal Year. The profits and losses of the Company will be accounted for on a basis reasonably determined by the Manager. All decisions as to accounting matters shall be made by the Manager. For income tax purposes, the Company shall, unless otherwise required under the Code, report on a cash basis. The fiscal year of the Company for both accounting and tax reporting purposes will be the same as that of the Crowdfunding Issuer.

5.2.   Books and Records. The Company shall keep at its principal office the records required by the Act to be kept there. All records of the Company are subject to inspection and copying at the reasonable request and at the expense of any Member during ordinary business hours. In addition to the foregoing, the Company shall maintain the following at its principal office: (a) a current list of the full name and last known business address of each Member; (b) a copy of the stamped Certificate of Formation and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed; (c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; and (d) copies of this Agreement and any amendments thereto.

5.3.   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

5.4.   Company Representative. The Company must designate a representative with a substantial

presence in the United States to serve as the Company representative within the meaning of Code Section 6223 (Company Representative). The Company Representative has the sole authority to act on behalf of the Company in connection with Internal Revenue Service audits and adjustments. The Manager is designated to serve as the Company Representative. If the Manager becomes unwilling or unable to serve for any reason, the Manager shall promptly appoint another Person to serve as Company Representative in accordance with Code requirements. The Company will reimburse the Company Representative for reasonable expenses incurred while acting within the scope of the Company Representative's authority.

5.5.   Obligations and Discretion as to Tax Matters. The Company Representative shall inform all of the Members upon receipt of any notice regarding any examination by any federal, state, or local authority about the Company's tax compliance. The Company Representative's rights and obligations create a fiduciary duty on the part of the Company Representative to act in the best interest of the Company and other Members.

5.6.   Company Representative to Preserve Tax Classification. Unless the Manager elects not to be treated as a partnership for federal income tax purposes, the Company Representative shall take all reasonable steps necessary to classify the Company as a partnership for tax purposes under the Code and Treasury Regulations. The Company Representative shall prepare and file any forms necessary or appropriate to classify the Company as a partnership for tax purposes under the laws of any jurisdiction in which the Company transacts business.

5.7.   Coordination with TEFRA Audit Rules. If any audit or adjustment of the Company is governed by the Tax Equity and Fiscal Responsibility Act of 1982 (TEFRA) audit rules, the Company Representative shall serve as the tax matters partner within the meaning of Code Section 6231(a)(7).

5.8.   Election under Code Section 6221(b). The Company may elect for Code Section 6221(b) to apply for any taxable year that the Company meets the requirements to elect out of Company-level treatment under Code Section 6221(b). The election must be made with a timely-filed return for that taxable year. The election must include the name and taxpayer identification number of each Member. The Company must notify each Member of the election in the manner prescribed by the Secretary of Treasury.

5.9.   Consistent Treatment. Each Member shall, on the Member's income tax return, treat each item of income, gain, loss, deduction, or credit attributable to the Company in a manner consistent with the treatment of the income, gain, loss, deduction, or credit on the Company income tax return.

5.10.   Adjustment in Future Tax Years. If any tax proceeding results in adjustment in the amount of any item of income, gain, loss, deduction, or credit of the Company—or any Member's distributive share thereof—for a prior year, the Company may take corrective action.

5.11.   Tax Elections. The Company's Representative may make all Company elections for federal, state, and local income tax matters permitted under the Code. Each Member consents to any election and shall sign any documentation necessary to give effect to any elections.

5.12.   Legal and Accounting Costs for Tax Matters. The Company shall pay all legal and accounting costs associated with any Internal Revenue Service proceeding regarding the Company's tax returns.

5.13.   Tax Indemnification. Each Member hereby agrees to indemnify and hold harmless the Company, the Company Representative, and the other Members from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the Company's failure to deduct and withhold tax on amounts distributable or allocated to such Member. The provisions of this 5.13 shall survive the termination, dissolution, liquidation and winding up of the Company and the withdrawal of such Member from the Company or transfer of its Units. The Company may pursue and enforce all rights and

remedies it may have against each Member under this Section 5.13.

5.14. <u>Tax Examinations and Audits</u>. The Company Representative is authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Company Representative and to do or refrain from doing any or all things reasonably requested by the Company Representative with respect to the conduct of examinations by taxing authorities and any resulting proceedings. Each Member agrees that any action taken by the Company Representative in connection with audits of the Company shall be binding upon such Members and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The Company Representative may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item.

ARTICLE 6
MANAGEMENT OF COMPANY

6.1. <u>Management of the Company</u>.

(a) <u>General Powers</u>. The Company will be considered a manager-managed company. All powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company will be managed under the direction of, the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company. The initial number of Managers shall be one (1), and the number of Managers may only be increased or decreased upon the vote of the Manager. Except as specifically provided for herein, all decisions to be made by the Managers shall be made by the majority consent of the Managers. The initial Manager shall be SeaRasa Innovations, Inc.

(b) <u>Limitations on Power of the Manager</u>. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(1) Incurring any indebtedness, pledging or granting liens on any assets, or guaranteeing, assuming, endorsing, or otherwise becoming responsible for the obligations of any other Person.

(2) Using the proceeds from the sale of the Units for anypurpose other than to purchase the Securities.

(3) Receiving any compensation, other than reimbursement of expenses as provided for in Section 2.8.

(4) Maintaining a different fiscal year end than the Crowdfunding Issuer.

(5) Making any loan or advance to, or a capital contribution or investment in, any Person, other than purchasing the Securities of the Crowdfunding Issuer.

6.2. <u>Activities of the Manager</u>. Except as otherwise expressly stated in this Agreement, the Manager may devote as much time to the Company's affairs and the conduct of the Company's business as

the Manager may determine to be required and is not obligated to do or perform any act or thing in connection with Company business not expressly required in this Agreement.

6.3. <u>Performance of Duties; Reliance</u>. The Manager shall perform its managerial duties in good faith and in a manner it believes to be in, or not opposed to, the best interests of the Company. In performing its duties, the Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, of any attorney, independent accountant or other Person as to matters which the Manager believes to be within such Person's professional or expert competence unless the Manager has actual knowledge concerning the matter in question that would cause such reliance to be unwarranted.

6.4. <u>Competing Activities</u>. The Manager and the Members, and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates, may engage or invest in, independently or with others, any business activity of any type or description, including without limitation those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company's business. Neither the Company nor any other Manager or Member shall have the right in or to such other ventures or activities or to the income or proceeds derived therefrom. Neither the Manager nor the Members shall be obligated to present any investment opportunity or prospective economic advantage to the Company, the Manager or the other Members even if the opportunity of such character that, if presented to the Company, the Manager or the other Members, could be taken by the Company, the Manager or any of the other Members. The Manager and the Membersshall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company, the Manager or the other Members. The Members acknowledge that the Manager and the other Members and their Affiliates own and/or manage other businesses, including businesses that may compete with the Company and for the Manager's and Members' time. The Members hereby waive any and all rights and claims which they mayotherwise have against the Manager and the other Members and their respective officers, directors, shareholders, partners, members, managers, agents, employees and Affiliates as a result of any such activities. Notwithstanding the foregoing, this Section shall be subject to, and not supersede, the terms andconditions of any employment agreement, consulting agreement, independent contractor agreement or otherwise between such party and the Company.

6.5. <u>Transactions between the Company and the Manager</u>. Notwithstanding that it may constitute a conflict of interest, the Manager may engage in any transaction (including, without limitation, the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of performing them and in similar transactions between parties operating at arm's length. A transaction between the Manager, on the one hand, and the Company, on the other hand, shall be conclusively determined to constitute a transaction on terms and conditions, on an overall basis, fair and reasonable to the Company and at least as favorable to the Company as those generally available in a similar transaction between parties operating at arm's length. Notwithstanding the foregoing, the Manager shall not have any obligation in connection with any such transaction between the Company and the Manager or an affiliate of the Manager, to seek the consent of the Members.

6.6. <u>Manner of Acting</u>. The Manager may act with respect to any matter within the scope of its authority at a meeting of Managers or pursuant to formal or informal procedures adopted at a meeting of Managers. Procedures that may be adopted at a meeting of Managers include, without limitation, the establishment of dates and times for regular meetings, procedures pursuant to which the Managers may approve a matter without a meeting, and the delegation of duties and responsibilities with respect to which the delegate, including any appointed officers, may act without approval or ratification by the other

Managers. At any time that there is only one Person acting as Manager of the Company, such Person may conduct the business of the Company through such procedures and in such a manner as the Person determines to be appropriate under the circumstances.

(a)   Special Meetings. Special meetings may be called by any Manager at any time.

(b)   Written Consent. Except as expressly provided otherwise, any action required to be taken at a meeting of the Managers or any other action which may be taken at a meeting of the Managers may be taken without a meeting if the consent is in writing, setting forth the action taken, and is signed by Managers having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Managers were present and voting. Prompt notice of the taking of the action without a meeting by less than unanimous consent of the Managers shall be given in writing to those Managers who were entitled to vote but did not consent in writing.

(c)   Telephonic Meetings. The Managers may participate in and act at any meeting of Managers through the use of a conference telephone or other communications equipment by means of which all Persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of any Manager so participating.

(d)   Quorum. A majority of Managers entitled to vote and present at any meeting of Managers will constitute a quorum. No action may be taken at any meeting of Managers in the absence of a quorum.

6.7.   Discretion of the Manager; Limitation of Liability. In making any and all decisions relating to the conduct of the Company's business or otherwise delegated to them by any provision of this Agreement, the Managers shall be free to exercise their sole, absolute and unfettered discretion. The Manager shall not, in respect of any such decision, be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any resulting actual or alleged losses, damages, costs or expenses suffered by them so long as such decision was not the result of actual fraud or intentional misrepresentation of funds committed in connection with the business and affairs of the Company. In no event shall the Manager be liable to the Company, the Members or any of their respective Affiliates or constituent owners for any consequential, indirect, incidental or special damages arising from their acts or omissions. Except as otherwise provided in the Act, no Manager will be obligated personally for any debt, obligation or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

ARTICLE 7
TRANSFER AND ENCUMBRANCE OF MEMBER INTEREST; NEW MEMBERS

7.1.   Transfers. Except as otherwise required by law or except as expressly stated otherwise in this Agreement, a membership interest in the Company may not be sold or otherwise Transferred, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon the approval of the Manager, the Manager may establish any terms and conditions of a Transfer as the Manager may determine. The Transfer by any Member of such Member's Membership Interest in the Company will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. Notwithstanding the foregoing or anything in this Agreement to the contrary, each Member holding Units acknowledges and agrees that,in accordance with Section 4(a)(6) of the Securities Act, the membership interests cannot be Transferred during the one-year period beginning on the date of purchase, unless Transferred: (a) to the Company, (b) to an accredited investor, (c) as part of an SEC-registered offering, or (d) to a member of the family of thepurchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance; *provided, however*, that any Member who Transfers Units shall remain bound by the

provisions of this Article 7.

7.2.   <u>Encumbrances</u>. A membership interest in the Company may not be encumbered, pledged, hypothecated, or otherwise used as collateral or security for an obligation, by operation of law or otherwise, except upon the prior written approval of the Manager, which approval may be withheld or conditioned for any reason. Upon approval by the Manager, the Manager may establish any terms and conditions of an encumbrance as the Manager may determine. The transferee (as a result of foreclosure or otherwise) of any Member's membership interest in the Company is subject to all the terms, conditions, restrictions, and obligations of this Agreement.

7.3.   <u>New Members</u>. A person will not become of Member, by operation of law or otherwise, unless the new Member agrees to become a party to and be bound by this Agreement and only upon the prior written approval of the Manager. Upon the approval of the Manager, the Company may establish any terms and conditions to admit a new Member as the Manager may determine. A new Member will be subject to all the terms, conditions, restrictions, and obligations of this Agreement. The Manager will have full authority to issue additional Units and admit new Members. This Agreement may be executed by a new Member by means of a counterpart signature page, which may or may not be associated with a subscription or contribution agreement related to the new Member's purchase of Units of the Company.

7.4.   <u>Mandatory Conditions to Transfer</u>. The Company must be reasonably satisfied that all of the following conditions are met before a Member can effect any Transfer:

(a)   The Transfer, alone or in combination with other Transfers, will not result in the Company's termination for federal income tax purposes, unless such Transfer has been consented to by the Manager;

(b)   The Transfer is the subject of an effective registration under, or exempt from the registration requirements of, applicable state and federal securities laws;

(c)   The Company receives from the Transferee the information and agreements reasonably required to permit it to file federal and state income tax returns and reports; and

(d)   The Transferee has agreed in writing to accept and to be bound by the provisions of this Agreement, regardless of whether such Transferee is admitted as a substitute Member hereunder.

7.5.   <u>Violating Transactions</u>. Any transaction or purported transaction will be null and void unless made strictly in accordance with the provisions of this Article 7. If for any reason a Transfer of membership interests takes place in breach of this Article 7, in addition to other remedies, the recipient of the membership interests will have only the rights of an assignee pursuant to the Act.

ARTICLE 8
LIMITATION OF LIABILITY AND INDEMNIFICATION

8.1.   <u>Exculpation of Covered Persons</u>.

(a)   <u>Standard of Care</u>. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage, or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in his, her, or its capacity as a Covered Person, whether or not such Person continues to be a Covered Person at the time such loss, damage, or claim is incurred or imposed, so long as such action or omission does not constitute fraud, gross negligence, or willful misconduct.

(b)   <u>Good Faith Reliance</u>. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements

(including financial statements and information, opinions, reports, or statements as to the value or amount of the assets, liabilities, Profits and Losses of the Company, or any facts pertinent to the existence and amount of assets from which distributions might properly be paid) of the following Persons or groups: (i) a Manager; (ii) one or more officers or employees of the Company; (iii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iv) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in § 18-406 of the Act.

8.2.   Liabilities and Duties of Covered Persons.

(a)   Limitation of Liability. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligations of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   Duties. Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including his, her, or its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

8.3.   Indemnification.

(a)   To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person from and against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "Liabilities") to which such Covered Person may become subject by reason of (i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company in connection with the business of the Company; or (b) the fact that such Covered Person is or was acting in connection with the business of the Company as a manager, officer, employee, or agent of the Company or that such Covered Person is or was serving at the request of the Company as a manager, director, officer, employee, or agent of any other Person;

provided, that (x) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his, her, or its conduct was unlawful, and (y) such Covered Person's conduct did not constitute fraud, gross negligence, or willful misconduct, in each case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall

not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud, gross negligence, or willful misconduct.

(b)   Entitlement to Indemnity. The indemnification provided by this Section 8.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 8.3 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 8.3 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(c)   Insurance. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Liabilities covered by the foregoing indemnification provisions and to otherwise cover Liabilities for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Board may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Liabilities hereunder. If any Covered Person recovers any amounts in respect of any Liabilities from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company or any Company Subsidiary for any amounts previously paid to such Covered Person by the Company or any Company Subsidiary in respect of such Liabilities.

(d)   Funding of Indemnification Obligations. Notwithstanding anything contained herein to the contrary, any indemnity by the Company relating to the matters covered in this Section 8.3 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity by the Company.

(e)   Survival. The provisions of this Article 8 shall survive the dissolution, liquidation, winding up, and termination of the Company.

ARTICLE 9
BUY-SELL PROVISIONS

9.1.   Drag-Along.

(a)   In the event the Manager approves a Change of Control in accordance with this Agreement, specifying that this Section 9.1 shall apply to such transaction, then each Member hereby agrees:

(1)   Notwithstanding Section 3.5 above, if such Change in Control requires Member approval under applicable law, with respect to all Units that such Member owns or over which such Member otherwise exercises voting power, to vote (A) all such Units in favor of, and adopt, such Change of Control (together with any related amendment to theCompany's governance documents required in order to implement such Change of Control), and (B) in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability ofthe Company to consummate such Change of Control;

(2)	if such Change of Control is to be effected by sale of the Units to a third party, to sell the same proportion of Units beneficially held by such Member as is being sold by all other Members and, except as permitted in this Section below, on the same terms and conditions as holders of the same class or series of Units are so selling;

(3)	to execute and deliver all related documentation and take such other action in support of the Change of Control as shall reasonably be requested by the Company in order to carry out the terms and provisions of this Section 9.1, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, exchange agreement, consent, waiver, governmental filing, certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents;

(4)	not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Units owned by such Member or its Affiliate in a voting trust or subject any Units to any arrangement or agreement with respect to the voting of such Units, unless specifically requested to do so by the acquirer in connection with the Change of Control;

(5)	not to assert or exercise any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Change of Control; and

(6)	if the consideration to be paid in exchange for the Units in any Change of Control includes any securities and due receipt thereof by any Member would require under applicable law (A) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities, or (B) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D, as promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for such Member's Units.

(b)	Notwithstanding the foregoing, no Member will be required to comply with the foregoing in connection with any proposed Change of Control unless:

(1)	any representations and warranties to be made by such Member in connection with such proposed Change of Control are limited to representations and warranties related to authority, ownership and the ability to convey title to such Member's Units, including, without limitation, representations and warranties that (A) the Member holds all right, title and interest in and to the Units such Member purports to hold, free and clear of all liens and encumbrances, (B) the obligations of the Member in connection with the proposed Change of Control have been duly authorized, if applicable, (C) the documents to be entered into by the Member have been duly executed by the Member and delivered to the acquirer and are enforceable against the Member in accordance with their respective terms, and (D) neither the execution and delivery of documents to be entered into in connection with such proposed Change of Control, nor the performance of the Member's obligations thereunder, will cause a breach or violation of the terms of any agreement, law or judgment, order or decree of any court or governmental agency;

(2)	Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with such proposed Change in Control, other than the Company (except to the extent that funds may be paid in proportion to the amount of consideration to be received by such Member out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members); and

(3)   the liability for indemnification, if any, of such Member in such proposed Change of Control and for the inaccuracy of any representations and warranties made by the Company in connection with such proposed Change of Control, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any of identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to the amount of consideration paid to such Member in connection with such proposed Change of Control (in accordance with the provisions of the Company's governance documents).

(c)   Each Member hereby constitutes and appoints the Manager with full power of substitution, as the proxies of the party with respect to the matters set forth in this Section 9.1, and hereby authorizes each of them to represent and to vote, if and only if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such Member's Units in accordance with this Section. The proxy granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the Company and the Members in connection with this Agreement and, as such, is coupled with an interest and shall be irrevocable unless and until this Agreement terminates. Each Member hereby revokes any and all previous proxies with respect to the Units and shall not hereafter, unless and until this Agreement terminates, purport to grant any other proxy or power of attorney with respect to any of the Units, deposit any of the Units into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Units, in each case, with respect to any of the matters set forth herein.

ARTICLE 10
GENERAL PROVISIONS

10.1.   <u>Notices</u>. Each party giving or making any notice, request, demand, or other communication (each, a "<u>Notice</u>") pursuant to this Agreement must give the Notice in writing and use one of the following methods of delivery, each of which, for purposes of this Agreement, is a writing: personal delivery, Registered Mail or Certified Mail (in each case, return receipt requested and postage prepaid), nationally-recognized overnight courier (with all fees prepaid), facsimile, e-mail, or PDF (portable document format). Any party giving a Notice must address the Notice to the appropriate person at the receiving party (the "<u>Addressee</u>") at the address as designated by a party in a Notice given to the other parties pursuant to this Section 10.1. Except as may be expressly stated otherwise in this Agreement, a Notice is effective only if the party giving the Notice has complied with this Section 10.1 and the Addressee has received the Notice. A Notice is deemed received as follows: (a) if a Notice is delivered in person, sent by Registered or Certified Mail, or sent by nationally-recognized overnight courier, upon receipt as indicated by the date on the receipt; (b) if a Notice is sent by facsimile, upon receipt by the party giving the Notice of an acknowledgment or transmission report generated by the machine from which the facsimile was sent indicating that the facsimile was sent in its entirety to the Addressee's facsimile number; and (c) if a Notice is sent as a PDF attachment to an email, upon proof the email was sent. If the Addressee rejects or otherwise refuses to accept the Notice, or if the Notice cannot be delivered because of a change in address for which no or improper Notice was given, then the Notice is deemed delivered and received by the Addressee upon the rejection, refusal, or inability to deliver. If a Notice is received after 5:00 p.m. on a Business Day where the Addressee is located, or on a day that is not a Business Day where the Addressee is located, then the Notice is deemed received at 9:00 a.m. on the next Business Day where the Addressee is located.

10.2.   <u>Confidentiality</u>. Except as otherwise required by law, the parties shall not, and shall cause each of their representatives (the "<u>Representatives</u>") not to (i) disclose the Confidential Information to any person or entity other than the Representatives of party that need to know the Confidential Information for the purposes contemplated by this Agreement and agree to be bound by the provisions of this Section 10.2 or (ii) use the Confidential Information for any purpose other than the purposes this Agreement contemplates.

10.3.   <u>Amendments</u>. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Manager. Any such written amendment or modification will be binding upon the Company and each Member.

10.4.   <u>Waivers</u>. The parties may waive any provision in this Agreement only by a writing signed by the party or parties against whom the waiver is sought to be enforced. No failure or delay in exercising any right or remedy or in requiring the satisfaction of any condition under this Agreement, and no act, omission, or course of dealing between the parties, operates as a waiver or estoppel of any right, remedy, or condition. A waiver made in writing on one occasion is effective only in that instance and only for the purpose for which the waiver was obtained. A waiver once given is not to be construed as a waiver on any future occasion or against any other person.

10.5.   <u>Severability</u>. If any provision of this Agreement is determined to be invalid, illegal, or unenforceable, the remaining provisions of this Agreement remain in full force if the essential terms and conditions of this Agreement for each party remain valid, binding, and enforceable.

10.6.   <u>Entire Agreement</u>. This Agreement constitutes the final agreement between the parties. It is the complete and exclusive expression of the parties' agreement on the matters contained in this Agreement. All prior and contemporaneous negotiations and agreements between the parties on the matters contained in this Agreement are expressly merged into and superseded by this Agreement. The provisions of this Agreement may not be explained, supplemented, or qualified through evidence of trade usage or a prior course of dealings. In entering into this Agreement, the parties represent, warrant, and agree that they have not relied upon the accuracy or completeness of, whether express or implied, any statement, information, representation, warranty, or agreement of another party except for those expressly contained in this Agreement. There are no conditions precedent to the effectiveness of this Agreement other than those expressly stated in this Agreement.

10.7.   <u>Counterparts; Facsimile and Electronic Signatures</u>. The parties may sign this Agreement in multiple counterparts, each of which constitutes an original, and all of which, collectively, constitute only one agreement. The signatures of all of the parties need not appear on the same counterpart, and delivery of a signed counterpart signature page by facsimile or electronically is as effective as signing and delivering this Agreement in the presence of the other parties to this Agreement. This Agreement is effective upon delivery of one executed counterpart from each party to the other parties. In proving this Agreement, a party must produce or account only for the signed counterpart of the party to be charged.

10.8.   <u>Assignment and Delegation</u>. A party may not assign any of the party's rights under this Agreement, except with the prior written consent of the other parties, which shall not be unreasonably withheld. All assignments of rights are prohibited without consent of the other parties, whether the assignments are voluntary or involuntary, by merger, consolidation, dissolution, operation of law, or any other manner. For purposes of this Section 10.8, "merger" refers to any merger in which a party participates, regardless of whether the party is the surviving or disappearing corporation. No party may delegate any performance under this Agreement. Any purported assignment of rights or delegation of performance in violation of thisSection 10.8 is void.

10.9. <u>Third-Party Beneficiaries</u>. This Agreement does not and is not intended to confer any rights or remedies upon any person other than the signatories, except that the Company and the nonparties expressly indemnified pursuant to this Agreement are express third-party beneficiaries of this Agreement and may enforce this Agreement as if a party to this Agreement.

10.10. <u>Interpretation</u>. This Agreement will not be construed in favor of or against any party for any reason, including because of authorship. It is the intent of the parties that this Agreement be interpreted so as to give the maximum effect to the principle of freedom of contract and to the enforceability of this Agreement. The power and authority granted by this Agreement are subject to the provisions of the Act. To the extent of any inconsistency between this Agreement and the Act, this Agreement will, to the extent permitted by the Act, control. This Agreement will also control over any conflicting term in the Certificate of the Company. To the extent any provision of this Agreement is prohibited or ineffective under the Act or any other law, this Agreement will be deemed amended to the least extent possible to make the conflicting provision effective under the Act or the other law.

10.11. <u>Further Assurances</u>. Each party and its officers and directors shall use Reasonable Efforts to take, or cause to be taken, all further actions necessary or desirable to carry out the purposes of this Agreement. "<u>Reasonable Efforts</u>" means, with respect to conduct under this Agreement, the efforts that a reasonable person in the position of the obligated party would use to engage in that conduct effectively.

10.12. <u>Governing Law</u>. The laws of the state of Delaware (without giving effect to its conflict of laws principles) govern all matters arising out of or relating to this Agreement and the transactions it contemplates, including, without limitation, its interpretation, construction, performance, and enforcement.

10.13. <u>Forum Selection</u>

Any party bringing a legal action or proceeding against anyother party arising out of or relating to this Agreement may bring the legal action or proceeding in any state or federal court located in New York County, New York. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action, or proceeding in any such court or that any such suit, action, or proceeding which is brought in any such court has been brought in an inconvenient form.

10.14. <u>Dispute Resolution</u>.

(a) <u>Generally</u>. If a dispute arises out of or relates to this Agreement, and if the dispute is not settled through negotiation, the parties agree first to try in good faith to settle the dispute by mediation before resorting to arbitration, litigation, or some other dispute resolution procedure. The mediation will take place in New York City, State of New York. Any controversy or claim arising out of or relating to this Agreement thatis not settled through mediation, will be settled by arbitration in New York City, State of New York, in accordance with the applicable law, and judgment on the award rendered by the arbitrator, if not paid or otherwise settled in full before twenty (20) days after the date of the award, may be entered in any court ofcompetent jurisdiction. The parties will cause the arbitrator to render the arbitrator's decision within 180 days after the designation of the arbitrator, and the parties shall cooperate with each other and the arbitratorin the conduct of the arbitration to permit that timing. If the arbitrator determines the arbitrator cannot practically render a decision within the 180-day period, the arbitrator may extend the 180-day period to bethe shortest reasonable period allowing for expedited discovery. All mediation and arbitration will be confidential.

(b) <u>Small Claims</u>. For any claim (excluding claims for injunctive or other equitable relief) where the total amount of the award sought is less than $20,000, the party requesting relief may elect to resolve the dispute in a cost-effective manner through binding non-appearance-based arbitration in accordance with the applicable law. The arbitrator and the parties must comply with the following rules:

(a) the arbitration will be conducted by telephone, online, or be solely based on written submissions, and the specific manner will be chosen by the party initiating the arbitration; (b) the arbitrationwill not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator will be final, and if not paid or otherwise settled in full before 20 days after the date of the award, may be entered in any court of competentjurisdiction.

10.15. <u>Rights and Remedies Cumulative</u>. Any enumeration of rights and remedies set forth in this Agreement is not intended to be exhaustive. Any party's exercise of any right or remedy under this Agreement does not preclude the exercise of any other right or remedy. All of a party's rights and remedies are cumulative and are in addition to any other right or remedy set forth in this Agreement, any other agreement between the parties, or which may now or subsequently exist at law or in equity, by statute or otherwise.

10.16. <u>**Waiver of Jury Trial**</u>**. Each party knowingly, voluntarily, and intentionally waives its right to a trial by jury to the extent permitted by law in any action or other legal proceeding arising out of or relating to this Agreement and the transactions it contemplates. This waiver applies to any action or other legal proceeding, whether sounding in contract, tort, or otherwise. Each party acknowledges that it has received or has had the opportunity to receive the advice of competent counsel.**

10.17. <u>Tax Treatment</u>. Each party acknowledges and agrees that the party has had the opportunity to confer with the party's tax advisor. The parties agree that each party is solely responsible for the tax impact of the transactions contemplated by this Agreement and that no party has made any representation about the tax impact of the transactions contemplated by this Agreement.

10.18. <u>Maintenance of Books and Records</u>. The Company shall keep books and records of accounts at its designated office. In addition, the Company shall maintain the following at its designated office: (a) a current list in alphabetical order of the full name and last known business address of each Member; (b) a copy of the stamped Certificate and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any document has been executed;
(c) copies of the Company's federal, state, and local income tax returns and reports and financial statements, if any, for the three most recent years; (d) copies of this Agreement and any amendments thereto; and (e) unless contained in this Agreement, the Certificate, or in any amendments thereto, a writing setting out: (i) the amount of cash, a description and statement of the agreed value of the other property or services contributed by each Member and which each Member has agreed to contribute; (ii) the items as to which or events on the happening of which any additional contributions agreed to be made by each Member are to be made; (iii) any right of a Member to receive, or of the Members to make, distributions which include a return of all or any part of the Member's contribution; and (iv) any events upon the happening of which the Company is to be dissolved and its affairs wound up. Records kept pursuant to this paragraph are subject to inspection and copying at the reasonable request, and at the expense, of any Member during ordinary business hours.

10.19. <u>Not for Benefit of Creditors</u>. The provisions of this Agreement are intended only for the regulation of relations among Members and the Company. The Agreement is not intended for the benefit of a creditor who is not a Member and does not grant any rights to or confer any benefits on any creditor who is not a Member or any other person who is not a Member, a Manager or an officer.

ARTICLE 11
INVESTMENT REPRESENTATIONS

11.1. <u>Representations and Warranties</u>. Each Member represents and warrants to the Company and the other Members that:

(a)   If the Member is an individual, the Member is at least the age of majority in the state of the Member's domicile.

(b)   The Membership Interest acquired by such Member will be acquired for investment purposes only, for his, her or its own account, and not with a view to resale, or offer for sale, or for sale in connection with the distribution or transfer thereof. Such Membership Interest is not being purchased for subdivision or fractionalization thereof; and such Member has no contract, undertaking, agreement, arrangement, or plans with any person or entity to sell, hypothecate, pledge, donate, or otherwise transfer to any such person or entity all or any part of his, her or its Interest.

(c)   The Member's present financial condition is such that the Member is under no present or contemplated future need to dispose of any portion of such Member's Interest to satisfy any existing or contemplated undertaking, need, or indebtedness.

11.2.   Acknowledgment of Certain Facts. Each Member or its representative acknowledges his or her awareness and understanding of the following:

(a)   The purchase of the Membership Interest is a speculative investment that involves a high degree of risk of loss of the Member's entire investment.

(b)   The Member has both the knowledge and experience in financial matters sufficient to evaluate the purchase of the Interest and is able to bear the economic risk of the purchase.

(c)   No federal or state agency has made any finding or determination as to the fairness for public investment, nor any recommendation or endorsement of, an investment in Membership Interest.

(d)   There are restrictions on the transferability on each Membership Interest; there will be a limited market for the individual Membership Interests; and, accordingly, it may not be possible for the Member to liquidate readily, or at all, the Member's investment in the Company in case of an emergency or otherwise.

(e)   The Membership Interests have not been registered under the Securities Act of 1933 (the "Securities Act") or applicable state securities laws. It is the intent of the Company to operate its business so as not to require any such registration. This may limit significantly the transferability of such Interests.

(f)   The Member's Membership Interest has been acquired pursuant to an investment representation and shall not be sold, pledged, hypothecated, donated, or otherwise transferred, whether or not for consideration, except in compliance with the terms of this Agreement.

(g)   The Company does not file, and does not in the foreseeable future contemplate filing, periodic reports in accordance with the provisions of Section 13 or 15(d) of the Securities Exchange Act of 1934, and the Company has not agreed to register any of its securities for distribution in accordance with the provisions of the Securities Act or to take any actions respecting the obtaining of an exemption from registration for such securities or any transaction with respect thereto.

11.3.   Tax Matters. The Company makes no representations as to the tax consequences to any Member as a result of the Member's purchase of a Membership Interest, or any other benefits available by virtue of the business, operations, or financial results of the Company. It is not intended that the Company be a tax shelter and it is uncertain that there will be any material tax benefits available to the Members by virtue of the business, operations, or financial results of the Company. The Company has been organized as a limited liability company under the laws of the State of Delaware and, accordingly, it is intended that the Company be treated for federal and Delaware state income tax purposes as a partnership.

11.4.   <u>Access to Records</u>. Each Member acknowledges that, upon reasonable notice by a Member and at such Member's expense, pursuant to Section 10.18 above, the Company shall make available for inspection by such Member the books and records of the Company reasonably related to the Member's interest during reasonable business hours at the Company'sprincipal place of business, or such other place as designated by the Company. Each Member also acknowledges that the Member has been provided appropriate contact information to contact an individual with questions concerning the terms and conditions of the sale of the Membership Interests and to obtain any additional information which the Company possesses or can obtain without unreasonable effort or expense that is necessary to verify information.

11.5.   <u>No Representation by Company</u>. Neither the Manager, nor any agent or employee of the Company or of the Manager, or any other person has at any time expressly or implicitly represented, guaranteed, or warranted to him or her that he or she may freely Transfer the Membership Interests, that a percentage of profit and/or amount or type of consideration will be realized as a result of an investment in the Membership Interests, that past performance or experience on the part of the Manager or its affiliates or any other person in any way indicates the predictable results of the ownership of the Membership Interests or of the overall Company business, that any cash distributions from Company operations or otherwise will be made to the Members by any specific date or will be made at all, or that any specific tax benefits will accrue as a result of an investment in the Company.

11.6.   <u>Consultation with Attorney</u>. Each party acknowledges and agrees that the terms of this Agreementhave been completely read and fully understood and voluntarily accepted by the party after having a reasonable opportunity to retain and confer with legal counsel. This Agreement is entered into after a full investigation by the parties. Each Member has been advised to consult with his or her ownattorney regarding all legal matters concerning an investment in the Company and the tax consequences of participating in the Company, and has done so, to the extent he or she considers necessary.

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IN WITNESS WHEREOF, the parties are signing this Operating Agreement of SeaRasa CF SPV, LLC on the date stated in the introductory paragraph.

MANAGER:

SEARASA INNOVATIONS INC.

By:

_____

Name: Sachi Singh

Title: CEO & Director

MEMBERS:

By: _____

Name: